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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                ----------------

                          SCHEDULE TO/A (RULE 14d-100)
               Tender Offer Statement Pursuant to Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                ----------------

                              HOMESERVICES.COM INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                             HMSV ACQUISITION CORP.
                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    437606106
                      (CUSIP Number of Class of Securities)

                                ----------------

                               Douglas L. Anderson
                              302 South 36th Street
                                    Suite 400
                              Omaha, Nebraska 68131
                            Telephone: (402) 231-1642
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                    COPY TO:

                                 Peter J. Hanlon
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                            Telephone: (212) 728-8000

                            CALCULATION OF FILING FEE
================================================================================
           Transaction Valuation*            Amount of Filing Fee**
--------------------------------------------------------------------------------
                $24,545,314                         $4,909.06
================================================================================

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of HomeServices.Com Inc. (the "Shares"), not already owned by the filing persons at a price per Share of $17.00 in cash. As of July 31, 2001, there were 8,722,942 shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Filing fee previously paid in connection with the Schedule TO filed on August 27, 2001.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID:   NOT APPLICABLE     FILING PARTY: NOT APPLICABLE
     FORM OR REGISTRATION NO.: NOT APPLICABLE     DATE FILED:   NOT APPLICABLE

[ ] Check the box if any part of the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement refers:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[X]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





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     This Amendment No. 1 to Schedule TO, filed August 27, 2001, relates to the tender offer by HMSV Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of Homeservices.Com Inc., a Delaware corporation, at a purchase price of $17.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2001, and in the related Letter of Transmittal.

         The following is a press release issued by MEHC on September 18, 2001 relating to the offer:

FOR IMMEDIATE RELEASE
For more information, contact:
Kevin Waetke, Director of Corporate Communications          (515) 281-2785


CERTIFICATED HOMESERVICES.COM INC. STOCKHOLDERS ADVISED BY MIDAMERICAN TO TENDER
              SHARES IN TENDER OFFER BY OVERNIGHT COURIER SERVICE

         Des Moines, Iowa - September 18, 2001 - Due to the impact on the Depositary of the continuing disruptions in mail service after the terrorist attacks on New York City last week, MidAmerican Energy Holdings Company ("MidAmerican") recommended today that those stockholders of HomeServices.Com Inc. (Nasdaq: HMSV, "HomeServices") who hold physical stock certificates and wish to tender their shares into the pending cash tender offer commenced by MidAmerican utilize an overnight courier service to deliver their certificates, together with a completed Letter of Transmittal, to the Depositary for the offer. The Depositary for the offer is Computershare Trust Company of New York at Wall Street Plaza, 88 Pine Street, 19th Floor, New York, NY 10005.

         HomeServices stockholders who hold shares in street name (through a broker, dealer or other nominee) and who wish to tender their shares in the offer should contact their broker or other nominee and follow the procedures outlined in the offer documents previously delivered to them so that their shares can be tendered by the broker or other nominee pursuant to customary book-entry procedures.

         MidAmerican and its subsidiary, HMSV Acquisition Corp., commenced a cash tender offer at a purchase price of $17.00 per share of HomeServices common stock pursuant to an Offer to Purchase delivered to HomeServices' stockholders on August 27, 2001. The offer is only being made pursuant to such Offer to Purchase and the related Letter of Transmittal and is subject to the terms and conditions set forth therein.

         The offer will expire at 12:00 midnight, New York City time, on Monday, September 24, 2001, unless the offer is extended. If the offer is extended, the Depositary will be notified and a public announcement will be made prior to 9:00 a.m., New York City time on Tuesday, September 25, 2001.

         Questions or requests for assistance may be directed to the Information Agent, MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010, by calling Collect


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to (212) 929-5500 or Toll-Free to (800) 332-2885, or by email to:
proxy@mackenziepartners.com.

         HomeServices, based in Minneapolis, is the second-largest, full-service independent residential real estate brokerage firm in the U.S. based on closed transaction sides. HomeServices offers integrated real estate services including mortgage origination, title and closing services, and other related services. HomeServices operates primarily under the Edina Realty, Iowa Realty, CBSHOME Real Estate, J.D. Reece, J.C. Nichols Residential, Long Realty, Paul Semonin Realtors, Carol Jones Realty, First Realty/GMAC, and Champion Realty brand names in 12 states: Minnesota, Iowa, Nebraska, Kansas, Missouri, Arizona, Kentucky, Wisconsin, Indiana, North Dakota, South Dakota and Maryland. HomeServices ranks first in market share in each of its major markets, operates more than 184 branch offices, has approximately 8,100 sales associates and has an average operating history of nearly 50 years in its major markets. Information about HomeServices and its principal subsidiary companies is available on the Internet at www.homeservices.com.

         MidAmerican, headquartered in Des Moines, Iowa, is a privately owned global energy provider. MidAmerican has approximately 9,600 employees and provides electric and natural gas service to approximately three million customers. MidAmerican has approximately 10,000 net megawatts of diversified power generation under ownership, contract and in operation, construction and advanced development. Information on MidAmerican is available on the Internet at www.midamerican.com.

                                       ###



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            MIDAMERICAN ENENRGY HOLDINGS
                                 COMPANY




                            By:  /s/  David L. Sokol
                                 -----------------------------------------------
                                 Name:  David L. Sokol
                                 Title: Chairman of the Board and
                                        Chief Executive Officer




                            HMSV ACQUISITION CORP.




                            By:  /s/  David L. Sokol
                                 -----------------------------------------------
                                 Name:  David L. Sokol
                                 Title:  Chief Executive Officer and President


Date: September 18, 2001